UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for sale of BSBios

—

Rio de Janeiro, December 23, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on December 18, 2020, informs that its wholly-owned subsidiary Petrobras Biocombustível S.A. (PBio) signed today with the company RP Participações em Biocombustíveis S.A. a contract for the sale of all its shares (50% of the company's capital) issued by BSBios Indústria e Comércio de Biodiesel Sul Brasil S/A (BSBios).

The amount of R$ 322 million, including monetary correction adjustment, will be deposited in an escrow account for PBio's stake in BSBios, and is subject to usual adjustments for transactions of this nature. From the total amount, R$ 255 million will be withdrawn by PBio when the transaction is closed and R$ 67 million will be kept in the escrow account for compensation of eventual contingencies and will be released according to terms and conditions foreseen in the contract.

The closing of the transaction is subject to compliance with the usual previous conditions.

This disclosure is in accordance with Petrobras' and PBio´s internal rules and Decree 9,188/2017.

This operation is aligned with the strategy of portfolio optimization and the improvement of the company's capital allocation, concentrating increasingly its resources on world-class assets in deep and ultra-deep waters, where Petrobras has shown great competitive edge over the years.

About BSBios

BSBios owns two biodiesel plants:

i)	Passo Fundo biodiesel plant, located in the state of Rio Grande do Sul, with a production capacity of 414 thousand m³/year, a crushing capacity of 1,152 thousand tons/year and a storage capacity of 120 thousand tons of grains, 60 thousand tons of bran and 7.5 thousand m³ of biodiesel; and

ii)	Marialva biodiesel plant, located in the state of Paraná, with a production capacity of 414 thousand m³/year and a storage capacity of 3 thousand m³ of vegetable oil, 1.5 thousand m³ of animal fat and 4.5 thousand m³ of biodiesel.

About RP Participações em Biocombustíveis S.A.

Founded in 2011, RP Participações em Biocombustíveis S.A. is a company controlled by ECB Group and its main activity is to participate and invest in companies that produce and sell biofuels. Its main investment is the shareholding in BSBios.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer